SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 30, 2006
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☑       FORM 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☐       NO ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1.1 INTRODUCTION
PRESENTATION OF INFORMATION
In this Report on Form 6-K (“Form 6-K”), “ING Groep N.V.” refers to the ING holding company incorporated under the laws of the Netherlands, and references to “ING”, “ING Group”, the “Company” and the “Group” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subholdings are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.
All references to IFRS-EU in this Form 6-K refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The profit and loss account presented and discussed within this Form 6-K differs from that included in the previously filed 2006 press releases on Form 6-K (August 16, 2006 and May 15, 2006) in that this Form 6-K only presents IFRS-EU profit and loss account information and the 2006 press releases have included profit and loss account on an underlying basis. However, underlying profit before tax is included within this Form 6-K as this is the performance measure utilized by the Group for segment reporting. Refer to page 5 for further discussion of underlying profit before tax and to page 10 for the reconciliation of underlying profit before tax to profit before tax by reporting segment.
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Section 3 on page 24 includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
Unless otherwise specified or the context otherwise requires, references to “US$” and “Dollars” are to United States dollars and references to “EUR” are to euros.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,
•	changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including emerging markets,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates, including the euro/U.S. dollar exchange rate,

•	increasing levels of competition in the Netherlands, Belgium, Central and Rest of Europe (Europe, excluding the Netherlands and Belgium), the United States and other markets in which we do business, including emerging markets,

•	changes in laws and regulations,

•	regulatory changes relating to the banking or insurance industries,

•	changes in the policies of central banks and/or foreign governments,

•	general competitive factors, in each case on a global, regional and/or national basis.
ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

RECENT DEVELOPMENTS
On August 21, 2006 ING Groep N.V. announced it had sold 2,590,000 (depositary receipts for) ordinary ING shares on the open market from 15 to 18 August at an average price of EUR 32.97.
On August 10, 2006 ING announced to sell its 83.7% stake in Deutsche Hypothekenbank AG, a publicly listed mortgage bank in Germany which specializes in large-scale commercial financing, to German banks BHF-Bank AG and M.M. Warburg & CO and private investors. For ING Group, the transaction is expected to result in a net loss of about EUR 80 million, to be booked in the second half of the year.
On July 17, 2006 ING Group announced it had reached an agreement with ABN AMRO Asset Management (Asia) Ltd. to acquire its Taiwanese domestic asset management business, ABN AMRO Asset Management (Taiwan) Ltd. ING Group will pay EUR 68 million.

CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s condensed consolidated interim accounts and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct, using the financial performance measure of underlying profit before tax. Underlying profit before tax is defined as profit before tax excluding, as applicable for each respective segment, profit from divested units and gains/losses on divestments.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying profit before tax enhances the understanding and comparability of its segment performance by highlighting profit before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestments that are made to finance acquisitions as the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying profit before tax is not a substitute for profit before tax as determined in accordance with IFRS-EU. ING Group’s definition of underlying profit before tax may differ from those used by other companies and may change over time. Refer to the reconciliation of underlying profit before tax to profit before tax by segment in Note 2.5.5 on page 22 to our condensed consolidated interim accounts.
The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2006 and 2005:

	Insurance(2)		Banking(2)		Eliminations		Total
			Six months ended June 30,
	2006	2005	2006	2005	2006	2005	2006	2005
	(EUR millions)

Gross premium income	24,577	22,624					24,577	22,624
Investment income	5,156	4,756	287	730	20	7	5,423	5,479
Interest result banking operations			4,630	4,297	68	42	4,562	4,255
Commission income	813	692	1,363	1,136			2,176	1,828
Other income	441	145	984	857	9	6	1,416	996

Total income	30,987	28,217	7,264	7,020	97	55	38,154	35,182

Underwriting expenditure	25,107	23,397					25,107	23,397
Other interest expenses	686	535			97	55	589	480
Operating expenses	2,626	2,466	4,474	4,408			7,100	6,874
Release of/Addition to loan loss provisions/impairments	(2)	3	(30)	46			(32)	49

Total expenditure	28,417	26,401	4,444	4,454	97	55	32,764	30,800

Profit before tax	2,570	1,816	2,820	2,566			5,390	4,382
Taxation	469	277	721	489			1,190	766

Profit before minority interests	2,101	1,539	2,099	2,077			4,200	3,616
Minority interests	153	109	27	15			180	124

Net profit (attributable to Shareholders of the parent)	1,948	1,430	2,072	2,062			4,020	3,492

Profit before tax	2,570	1,816	2,820	2,566			5,390	4,382
Gains/losses on divestments(1)	(49)	49	9	(394)			(40)	(345)
Profit divested units		(15)	1	63			1	48

Underlying profit before tax	2,521	1,850	2,830	2,235			5,351	4,085

(1)	Divestments Insurance: unwinding Piraeus (EUR 34 million, 2006) gain Australia non-life (EUR 15 million, 2006), sale of Freeler (EUR 10 million, 2005), gain IPO Canada (EUR 19 million, 2005) and sale of Life of Georgia (EUR (78) million, 2005). Divestments Banking: sale of William de Broë ( (9) million, 2006), sale of Baring Asset Management (EUR 255 million, 2005), sale of 12.8% ING Bank Slaski shares (EUR 92 million, 2005) and restructuring NMB-Heller (EUR 47 million, 2005).

(2)	Excluding intercompany eliminations

GROUP OVERVIEW
The profit before tax of the Group for the six months ended June 30, 2006 increased by EUR 1,008 million, or 23.0%, to EUR 5,390 million, from EUR 4,382 million for the six months ended June 30, 2005. This reflects an increase of 41.5% and an increase of 9.9%, respectively, for the Group’s insurance and banking operations. Underlying profit before tax increased EUR 1,266 million or 31.0% from EUR 4,085 million to EUR 5,351 million. The insurance business in Europe and Asia/Pacific had positive results driven by strong increases in both life insurance (Netherlands, Central Europe and Rest of Europe and South Korea) and non-life insurance (Netherlands and Canada). Insurance Americas profit before tax increased slightly due to growth in assets under management and strong sales offset by increased net interest-related losses, increased expenses and decreased results in Mexico. The increase in Wholesale Banking profit before tax was driven by strong income growth at ING Real Estate, cost control and release of loan loss provisions. Retail Banking profit before tax increased due to strong growth in mortgages and savings. ING Direct reported improved results in all countries.
The Group’s tax charge for the six months ended June 30, 2006 increased to EUR 1,190 million from EUR 766 million for the six months ended June 30, 2005. This represents an increase in the overall effective tax rate to 22.1% for the six months ended June 30, 2006, from 17.5% for the six months ended June 30, 2005, mainly due to the release of tax provisions in the second quarter of 2005, of which EUR 100 million related to insurance operations and EUR 35 million related to banking operations.
Net profit for the six months ended June 30, 2006 increased by EUR 528 million, or 15.1%, to EUR 4,020 million from EUR 3,492 million for the six months ended June 30, 2005. Net profit from the banking operations increased 0.5% to EUR 2,072 million, primarily as a result of low risk costs and growth in interest income, which was partly offset by increased taxes. Net profit from insurance operations increased 36.2% to EUR 1,948 million due to increased income and increased capital gains on shares, which was partly offset by higher taxes and a slight increase of expenses.
US GAAP net profit of EUR 3,239 million is EUR (781) million lower than IFRS-EU net profit of EUR 4,020 million for the six months ended June 30, 2006 and EUR 314 million higher (EUR 3,806 million) than IFRS-EU net profit of EUR 3,492 million for the six months ended June 30, 2005. The difference between IFRS-EU net income and US GAAP net income changed between June 30, 2005 and June 30, 2006 primarily due to the change in the reversal adjustment of IFRS-EU hedge accounting for US GAAP reporting as a result of the impact of the rise in interest rates during the period ended June 30, 2006 (change of EUR (2,006) million); the impairment of the Sul America goodwill of EUR 311 million for US GAAP reporting during the period ended June 30, 2005; the one-time loan loss provision release in 2005 of EUR 609 million for the alignment of US GAAP reporting with the change in estimation process for loan loss provisioning on adoption of IFRS-EU; and, the tax effect of the IFRS-EU/US GAAP reconciling items and certain other taxation adjustments resulting in a tax benefit adjustment of EUR 605 million for the period ended June 30, 2006 compared to a tax loss adjustment of EUR 362 million for the period ended June 30, 2005. Refer to pages 24-28 for the description of the significant differences between IFRS-EU and US GAAP and the reconciliation of certain IFRS-EU income statement and balance sheet items to US GAAP.
The debt/equity ratio of ING Groep N.V. increased to 9.97% from 9.43% at December 31, 2005. This increase is mainly attributable to the buy-back of ING shares to cover employee options, dividend pay-out to ING shareholders and the buy-back of preference A shares. The capital coverage ratio for ING’s insurance operations increased to 257% of regulatory requirements at the end of June 2006, compared with 255% at December 31, 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.32% on June 30, 2006, the same level as at December 31, 2005, well above the regulatory required minimum level of 4%.
INSURANCE OPERATIONS
Income
Total income from insurance operations for the six months ended June 30, 2006 increased by EUR 2,770 million, or 9.8% to EUR 30,987 million from EUR 28,217 million for the six months ended June 30, 2005.
Premium income in the Group’s life and non-life operations increased by 9.5% and 3.4%, respectively.

Total premium income increased by 8.6%, or EUR 1,953 million, which was primarily due to Insurance Americas. The effect of exchange rate movements positively affected growth in premium income by EUR 723 million (mainly due to the strengthening of the Canadian and US dollar versus the euro).
Investment income increased by EUR 400 million or 8.4% to EUR 5,156 million in the first six months of 2006 as compared to the first six months of 2005 due to increased gains on shares, movements in the fair value of real estate investments and a positive impact from currencies, which were partly offset by decreased realized capital gains on bonds.
Commission income increased by EUR 121 million, or 17.5% to EUR 813 million led by an increase in Insurance Americas and Asia/Pacific reflecting growth in assets under management.
Other income increased by EUR 296 million, or 204.1% to EUR 441 million, due to an increase in fair value changes on private equity investments, increased revaluation results from non-trading derivatives and increased revaluation results at Real Estate.
Underwriting expenditure
Underwriting expenditure increased by 7.3% or EUR 1,710 million from EUR 23,397 million to EUR 25,107 million. The underwriting expenditure of the life insurance operations increased by EUR 1,666 million or 8.0% to EUR 22,567 million for the first six months of 2006. The underwriting expenditure of the non-life insurance operations increased by EUR 44 million or 1.8% to EUR 2,540 million in the first six months of 2006.
Expenses
Operating expenses for the Group’s insurance operations over the first six months of 2006 increased by EUR 160 million, or 6.5%, to EUR 2,626 million, from EUR 2,466 million for the first six months of 2005. Exchange rate differences of EUR 92 million contributed to the increase. All business lines reported increased operating expenses, except Insurance Europe as a result of the decreased operating expenses (4.7%) in the Netherlands.
Profit before tax and net profit
The profit before tax from the Group’s insurance activities for the six months ended June 30, 2006 increased by EUR 754 million, or 41.5%, to EUR 2,570 million, from EUR 1,816 million for the six months ended June 30, 2005, reflecting an increase in profits of the life operations by 62.5% and of the non-life operations by 9.0%. The increase in profit of the life operations was driven by higher results in the Netherlands, Central and Rest of Europe and South Korea. The profit growth of the non-life operations was mainly driven by the Netherlands and Canada. The combined ratio improved to 89% from 90% due to a lower claims ratio. Net profit for the Group’s insurance operations for the six months ended June 30, 2006 increased by EUR 518 million, or 36.2%, to EUR 1,948 million, from EUR 1,430 million for the six months ended June 30, 2005. The effective tax rate for the Group’s insurance operations for the six months ended June 30, 2006 was 18.2%, an increase of 2.9% compared to the 15.3% rate for the six months ended June 30, 2005. The increase was mainly due to a tax release of EUR 100 million in the six months ended June 30, 2005.
Underlying profit before tax
Underlying profit before tax from the insurance operations increased by 36.3% or EUR 671 million to EUR 2,521 million from EUR 1,850 million in the first six months of 2005. Underlying profit of Insurance Europe increased by 15.3% to EUR 1,147 million due to improved results in the life and non-life businesses, supported by increased revaluations in real estate and private equity investments. Insurance Americas decreased by 4.6% from EUR 986 million in the first six months of 2005 to EUR 941 million in the first six months of 2006, as a result of higher net interest –related losses on fixed income investments, increased expenses, weaker mortality experience in the United States, lower results in Mexico, partially offset by currency effects from strengthening of the Canadian and US dollar against the Euro. Underlying profit from Insurance Asia increased by 41.0% to EUR 313 million mainly driven by continued growth in South Korea.

BANKING OPERATIONS
Income
Total income from banking increased 3.5%, or EUR 244 million to EUR 7,264 million from EUR 7,020 million for the six months ended June 30, 2005, mainly due to strong growth in savings and mortgage lending and increased commission income.
The net interest result for the six months ended June 30, 2006 increased by EUR 333 million, or 7.7%, to EUR 4,630 million, from EUR 4,297 million for the six months ended June 30, 2005, driven by higher interest results in Retail Banking and ING Direct, which were partially offset by lower interest results in Wholesale Banking. The total interest margin in the six months ended June 30, 2006 was 1.06%, a decrease of 9 basis points compared with the six months ended June 30, 2005, due to a flattening of the yield curve, pressure on client margins and the ongoing growth of ING Direct with a lower average interest margin.
Investment income decreased by EUR 443 million, or 60.7%, to EUR 287 million for the six months ended June 30, 2006, from EUR 730 million for the six months ended June 30, 2005. The decrease was mainly attributable to the gains in the first six months of 2005 on the sale of Baring Asset Management (EUR 255 million) and a 12.77% stake in ING Bank Slaski (EUR 92 million) as well as the NMB-Heller transaction (EUR 47 million) reflected in the six months ended June 30, 2005. Lower results on the sale of real estate were partly compensated by higher fair value changes on real estate.
Commission income for the six months ended June 30, 2006 increased by EUR 227 million, or 20.0%, to EUR 1,363 million, from EUR 1,136 million for the six months ended June 30, 2005. The increase in commission income was primarily due to the securities business at ING Belgium (successful sale of mutual funds), ING Direct and the international Wholesale Banking units. Commission income from funds transfer, management fees and brokerage and advisory fees also had substantial growth.
Other income for the six months ended June 30, 2006 increased by EUR 127 million, or 14.8%, to EUR 984 million, from EUR 857 million for the six months ended June 30, 2005. The increase is largely due to a EUR 161 million increased result of the trading portfolio, partly offset by lower valuation results from non-trading derivatives and lower other revenue.
Expenses
Operating expenses for the six months ended June 30, 2006 increased by EUR 66 million, or 1.5%, to EUR 4,474 million, from EUR 4,408 million for the six months ended June 30, 2005. Expenses increased due to higher expenses to support the growth of the ING Direct activities and increased personnel expenses at ING Real Estate and Retail Banking, which were offset by EUR 119 million lower expenses due to the impact of divestments.
Addition to the provision for loan losses
The provision for loan losses reflected a release of EUR 30 million for the six months ended June 30, 2006, compared to an addition of EUR 46 million for the six months ended June 30, 2005, representing a decrease of EUR 76 million. The decrease of risk costs were related to a benign credit environment and to the release of previously taken provisions on loans in Wholesale Banking.
Profit before tax and net profit
The net profit from ING’s banking operations for the six months ended June 30, 2006 increased by EUR 10 million, or 0.5%, to EUR 2,072 million, from EUR 2,062 million for the six months ended June 30, 2005. Divestments had a positive impact on profit before tax in the first six months of 2005, including EUR 408 million in gains from the sale of Baring Asset Management, the sale of the 12.77% stake in ING Bank Slaski as well as the NMB-Heller transaction. Total profit before tax rose EUR 254 million, or 9.9%, to EUR 2,820 million. The effective tax rate for ING’s banking operations increased from 19.1% (EUR 489 million) for the six months ended June 30, 2005, to 25.6% (EUR 721 million) for the six months ended June 30, 2006, mainly due to non-taxable gains on divestments in 2005.
Underlying profit before tax
ING’s banking operations had a strong increase in underlying profit before tax driven by strong income growth in all three business lines and continued low risk costs, offset by minimal increases in expenses. Underlying profit before tax increased 26.6% or EUR 595 million from EUR 2,235 million in the first six months of 2005 to EUR 2,830 million in the first six months of 2006. Income growth was driven by higher savings and residential mortgages at ING Direct and Retail Banking as well as higher commission income at Wholesale Banking.
CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s condensed consolidated assets and liabilities at June 30, 2006 and December 31, 2005 :

	June 30,	Dec. 31,
(amounts in EUR billion, except for amounts per share)	2006	2005
Financial assets at fair value through P&L	293	268
Investments	321	325
Loans and advances to customers	470	439
Total assets (1)	1,221	1,159
Life	229	232
Non-life	11	13
Investment contracts	19	19

Insurance and investment contracts	259	264
Amounts due to banks	116	122
Customer deposits and other funds on deposit	505	466
Financial liabilities at fair value through P&L	146	110
Debt securities in issue/other borrowed funds	115	114
Total liabilities (1)	1,186	1,120
Shareholders’ equity	33	37
Shareholders’ equity per ordinary share	15.40	16.96

(1)	For a complete balance sheet reference is made to page 17: Condensed Consolidated Balance Sheet of ING Group
Total assets
Total assets increased by EUR 62 billion, or 5.4%, in the first six months of 2006 to EUR 1,221 billion from EUR 1,159 billion at December 31, 2005, primarily reflecting increased loans and advances to customers of EUR 31 billion and increased financial assets at fair value through P&L of EUR 25 billion.
Loans and advances to customers
Loans and advances to customers increased by EUR 31 billion, or 7.1%, to EUR 470 billion at June 30, 2006. Of this amount EUR 37 billion refers to loans and advances to customers within insurance operations and EUR 436 billion relates to loans and advances to customers within banking operations, of which EUR 241 billion relates to corporate lending and EUR 198 billion to personal lending.
Shareholders’ equity
Shareholders’ equity decreased by EUR 4 billion, or 10.8%, to EUR 33 billion at June 30, 2006 compared to EUR 37 billion at December 31, 2005. This decrease was mainly due to unrealized revaluations on debt securities of EUR (6) billion, exchange rate differences of EUR (1) billion, a change in cash-flow hedge reserve of EUR (1) billion and the cash dividend payment of EUR (1) billion offset by retained net profit of EUR 4 billion and deferred interest crediting to life insurance policyholders of EUR 2 billion.

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure.
The following table sets forth the contribution of our six business lines to our underlying profit before tax for the six months ending June 30, 2006 and 2005:

	Insurance	Insurance	Insurance	Wholesale	Retail			Total
2006 (EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other(1)	Group
Total income	8,439	15,247	7,003	3,033	3,028	1,215	189	38,154

Total expenditure	7,258	14,306	6,675	1,545	2,010	856	114	32,764

Profit before tax	1,181	941	328	1,488	1,018	359	75	5,390
Gains/losses on divestments	(34)		(15)	9				(40)
Profit before tax from divested units				1				1

Underlying profit before tax	1,147	941	313	1,498	1,018	359	75	5,351

2005 (EUR millions)

Total income	8,243	13,391	6,663	3,244	2,832	984	(175)	35,182

Total expenditure	7,238	12,452	6,438	1,692	1,962	730	288	30,800

Profit before tax	1,005	939	225	1,552	870	254	(463)	4,382
Gains/losses on divestments	(10)	59		(332)	(62)			(345)
Profit before tax from divested units		(12)	(3)	63				48

Underlying profit before tax	995	986	222	1,283	808	254	(463)	4,085

(1)	Other mainly includes items not directly attributable to the business lines and intercompany eliminations

Insurance Europe

	Six months ended
	June 30,
	2006	2005
	(EUR millions)
Premium income
Life	4,402	4,231
Non-life	1,282	1,342

Total	5,684	5,573
Investment income	2,255	2,275
Commission income	171	153
Other income	329	242

Total income	8,439	8,243

Underwriting expenditure	6,081	6,079
Other interest expenses	278	236
Operating expenses	900	920
Investment losses	(1)	3

Total expenditure	7,258	7,238

Profit before tax:
Life	908	801
Non-life	273	204

Profit before tax	1,181	1,005
Gains/losses on divestments	(34)	(10)

Underlying profit before tax	1,147	995

Income
Total income of Insurance Europe for the six months ended June 30, 2006 increased by EUR 196 million, or 2.4% to EUR 8,439 million from EUR 8,243 million for the six months ended June 30, 2005, reflecting increases in premium income, commission income and other income.
Premium income in the life operations increased by 4.0% driven by higher premiums in Central and Rest of Europe (a new life insurance business was started in Bulgaria in April 2006) and the Netherlands, partly offset by lower premiums in Belgium. However, premium income in non-life operations decreased by 4.5%, mainly due to a decrease in the loss of income premiums in the Netherlands in the first quarter 2006 due to the introduction of a new long-term disability legislation. Total premium income increased by 2.0%.
Investment income decreased by EUR 20 million or 0.9% to EUR 2,255 million in the first six months of 2006 as compared to the first six months of 2005, reflecting the lower valuation of assets underlying certain group pension contracts with profit sharing, which is offset in underwriting expenditure. This is partly offset by the EUR 34 million gain recorded which is related to the unwinding of the cross-shareholding with Piraeus Bank in Greece.
Commission income increased by EUR 18 million, or 11.8% to EUR 171 million, driven by higher management fees in Central and Rest of Europe (particularly in Poland) as assets under management increased.
Other income increased by EUR 87 million, or 36.0% to EUR 329 million as a result of higher fair value changes on private equity investments, the revaluation of non-trading derivatives and higher revaluation results on real estate.
Expenses
Operating expenses of Insurance Europe over the first six months of 2006 decreased by EUR 20 million, or 2.2%, to EUR 900 million, from EUR 920 million for the first six months 2005. This decrease was driven by lower headcount in the Netherlands (restructuring programs at Nationale-Nederlanden) and lower pension costs. However, in Central and Rest of Europe operating expenses rose by 12.1% due to the growth of the business and the consolidation of the Slovak pension fund purchased in 2005.

Profit before tax
The profit before tax of Insurance Europe for the six months ended June 30, 2006 increased by EUR 176 million, or 17.6%, to EUR 1,181 million, from EUR 1,005 million for the six months ended June 30, 2005, reflecting an increase in profits of the life operations by 13.5% and of the non-life operations by 33.8%. The increase in profit of the life operations was driven by higher results in the Netherlands and Central and Rest of Europe. The profit growth of the non-life operations was mainly driven by the Netherlands.
Insurance Americas

	Six months ended
	June 30,
	2006	2005
	(EUR millions)
Premium income:
Life	10,351	8,925
Non-life	2,118	1,947

Total	12,469	10,872
Investment income	2,232	2,177
Commission income	494	420
Other income	52	(78)

Total income	15,247	13,391

Underwriting expenditure	12,810	11,274
Other interest expenses	235	49
Operating expenses	1,262	1,129
Investment losses	(1)

Total expenditure	14,306	12,452

Profit before tax:
Life	550	471
Non-life	391	468

Profit before tax	941	939
Gains/losses on divestments/Profit from divested units		47

Underlying profit before tax	941	986

Income
Total income of Insurance Americas for the six months ended June 30, 2006 increased by EUR 1,856 million, or 13.9% to EUR 15,247 million from EUR 13,391 million for the six months ended June 30, 2005, reflecting increases in premium income, investment income, commission income and other income. Divestments and currency effects (mainly the strengthening of the Canadian and US dollar versus the euro) contributed EUR 808 million to this increase.
Premium income in the life operations increased by 16.0% and premium income in non-life operations increased by 8.8%. The effect of exchange rate movements positively affected growth in premium income by EUR 689 million. Total premium income increased by 14.7% led by the US with an increase of 10.4%, due to higher sales of annuity and retirement services.
Investment income increased by EUR 55 million or 2.5% to EUR 2,232 million in the first six months of 2006 as compared to the first six months of 2005 due to currency movements of EUR 129 million, offset by higher net-interest related losses on normal trading of fixed-income investments resulting from rising interest rates.
Commission income increased by EUR 74 million, or 17.6% to EUR 494 million, mainly due to higher fee income from growth in assets under management and the effect of exchange rate movements of EUR 26 million.
Other income increased by EUR 130 million to EUR 52 million, from a loss of EUR 78 million in first half 2005, mainly due to valuation results from non-trading derivatives.

Expenses
Operating expenses of Insurance Americas over the first six months of 2006 increased by EUR 133 million, or 11.8%, to EUR 1,262 million, from EUR 1,129 million for the first six months 2005. Exchange rate differences contributed EUR 82 million to the increase.
Profit before tax
The profit before tax from Insurance Americas for the six months ended June 30, 2006 increased by EUR 2 million, or 0.2%, to EUR 941 million, from EUR 939 million for the six months ended June 30, 2005, reflecting an increase in profits of the life operations by 17.0% and a decrease of the non-life operations by 16.6. The increase in profit of the life operations was driven by higher results in the US. The decreased profit of the non-life operations was driven by Latin America (Mexico) partly offset by higher profit in Canada..
As previously reported, ING affiliates in the U.S. have been involved in investigations of products and practices in the financial services industry conducted by various state and federal agencies and self-regulatory organizations, some of which have resulted in regulatory action involving ING. The timing and outcome of these on-going matters are uncertain but are not expected to have a material adverse effect on ING Group.
Insurance Asia/Pacific

	Six months ended
	June 30,
	2006	2005
	(EUR millions)
Gross premiums written:
Life	6,388	6,146
Non-life	23	21

Total	6,411	6,167
Investment income	508	403
Commission income	146	118
Other income	(62)	(25)

Total income	7,003	6,663

Underwriting expenditure	6,212	6,043
Other interest expenses	5	4
Operating expenses	458	391

Total expenditure	6,675	6,438

Profit from insurance operations before tax:
Life	310	223
Non-life	18	2

Profit before tax	328	225
Gains/losses on divestments/Profit from divested units	(15)	(3)

Underlying profit before tax	313	222

Income
Total income from Insurance Asia/Pacific for the six months ended June 30, 2006 increased by EUR 340 million, or 5.1% to EUR 7,003 million from EUR 6,663 million for the six months ended June 30, 2005, reflecting increases in premium income, investment income and commission income.
Premium income in the Group’s life operations increased by 3.9% and premium income in non-life operations increased by 9.5%. Total premium income increased by 4.0%, primarily due to increased sales in South Korea and Taiwan. Premium income in Japan decreased driven by a decline in single-premium variable annuities resulting from increased competition. The operations in China and Thailand showed high premium growth figures.

Investment income increased by EUR 105 million or 26.1% to EUR 508 million in the first six months of 2006 as compared to the first six months of 2005, mainly reflecting growth in the insurance portfolios in South Korea and Taiwan as well as an improvement in the investment portfolio to higher-yielding assets.
Commission income increased by EUR 28 million, or 23.7% to EUR 146 million, reflecting growth in assets under management at ING Investment Management Asia and in the Australian life and wealth management business.
Other income decreased from a loss of EUR 25 million in the first six months of 2005 to a loss of EUR 62 million, mainly due to losses on derivatives to hedge guarantees on variable annuities in Japan.
Expenses
Operating expenses of Insurance Asia/Pacific over the first six months of 2006 increased by EUR 67 million, or 17.1%, to EUR 458 million, from EUR 391 million for the first six months of 2005. Operating expenses increased primarily due to the strong growth in South Korea. The growth included EUR 19 million of expenses in Taiwan partly related to the domestication of the Taiwanese insurance unit as of March 1, 2006.
Profit before tax
The profit before tax of Insurance Asia/Pacific for the six months ended June 30, 2006 increased by EUR 103 million, or 45.8%, to EUR 328 million, from EUR 225 million for the six months ended June 30, 2005. Life insurance increased EUR 87 million or 39.0%; non-life increased from EUR 2 million to EUR 18 million due to the release of a provision of EUR 15 million in the first quarter of 2006 related to the sale of the Australian non-life insurance business. The increase in profit of the life operations was driven by higher results in South Korea and Japan.
In Taiwan a charge of EUR 55 million was taken in the first six months 2006 to strengthen reserves due to the low interest environment, reducing profit in the six months to nil. Interest rates increased in the first six months, resulting in an improvement of the reserve adequacy level of ING Life Taiwan at the 50% confidence level. At the 90% confidence level the reserve inadequacy improved and is now at the lower end of the EUR 2.8 – 3.3 billion range for Taiwan and EUR 1.1 – 1.6 billion for Insurance Asia/Pacific. That is more than compensated by excess reserves elsewhere in the Group.
Wholesale Banking

	Six months ended
	June 30,
	2006	2005
	(EUR millions)
Interest result	1,317	1,337
Investment income	252	633
Commission income	668	545
Other income	796	729

Total income	3,033	3,244

Operating expenses	1,674	1,768
Addition to the provision for loan losses	(129)	(76)

Total expenditure	1,545	1,692

Profit before tax	1,488	1,552
Gains/losses on divestments/Profit from divested units	10	(269)

Underlying profit before tax	1,498	1,283

Income
Total income declined by EUR 211 million, or 6.5%, to EUR 3,033 million, mainly attributable to the gains in the first six months of 2005 on the sales of Baring Asset Management and the ING Bank Slaski shares, as well as the NMB-Heller transaction. This decrease is offset by an increase of EUR 104 million or 30.4% in income at ING Real Estate, driven by growth in the investment management activities following the purchases of two property portfolios in 2005 and an improvement in results from the development activities. There was also an increase in realized gains on equity investments.

Expenses
Operating expenses declined 5.3% to EUR 1,674 million, due to the divestments of Baring Asset Management in 2005 and of Williams de Broë in 2006, as well as the impairment losses on development projects at ING Real Estate in the first six months of 2005. The cost/income ratio for Wholesale Banking deteriorated to 55.2% from 54.5% in the first six months of 2005, due to the decrease in income as 2005 included large gains on divestments.
Profit before tax and underlying profit before tax
Profit before tax decreased by EUR 64 million, or 4.1%, mainly attributable to the gains in the first six months of 2005 on the sales of Baring Asset Management and the ING Bank Slaski shares, as well as the NMB-Heller transaction. Underlying profit before tax increased by EUR 215 million, or 16.8%, to EUR 1,498 million, primarily attributable to the increase in income at ING Real Estate and to the increase in the net release of loan loss provisions resulting from further improvement of the credit portfolio and the release of provisions previously taken.
Retail Banking

	Six months ended
	June 30,
	2006	2005
	(EUR millions)
Interest result	2,301	2,147
Investment income	13	66
Commission income	629	543
Other income	85	76

Total income	3,028	2,832

Operating expenses	1,944	1,903
Addition to the provision for loan losses	66	59

Total expenditure	2,010	1,962

Profit before tax	1,018	870
Gains/losses on divestments		(62)

Underlying profit before tax	1,018	808

Income
Total income increased by EUR 196 million, or 6.9%, to EUR 3,028 million. Income in the first six months of 2005 included EUR 62 million of the gain on the sale of ING Bank Slaski shares. The increase was driven by relatively strong growth in Belgium and Poland. Income from Belgium grew 15.1% driven by higher income from mortgages, savings and current accounts. In Poland income, excluding the gain on ING Bank Slaski shares, rose 25.8% due to growth in savings and an improvement in the interest margin. In the Netherlands income growth was subdued at 5.4%, due in part to the reclassification of fees paid to other banks for guest use of ATMs from expenses to commission income. The total interest result rose 7.2%, driven by growth in mortgages and savings. Commission income rose 15.8%, driven by higher asset management fees in the Netherlands and Belgium, partially offset by lower funds transfer commission due to the shift of fees paid for ATM use.
Expenses
Operating expenses increased slightly by 2.2% from EUR 1,903 million to EUR 1,944 million, as lower expenses in the Netherlands and Belgium offset the increase in litigation provisions. Expenses in the Netherlands declined due to cost containment and the shift of ATM fees paid. In Belgium, expenses declined by 4.7%, supported by some small divestments in 2005. Expenses in Poland were up 11.1%, almost entirely due to higher staff expenses. The cost/income ratio improved to 64.2% from 67.2% in the first six months of 2005.
Profit before tax
Profit before tax increased by EUR 148 million, or 17.0%, mainly due to higher results from the Netherlands and Belgium.

ING Direct

	Six months ended
	June 30,
	2006	2005
	(EUR millions)
Interest result
Investment income	1,107	884
Commission income	26	35
Other income	67	46
Total income	15	19

	1,215	984

Operating expenses	823	667
Addition to the provision for loan losses	33	63

Total expenditure	856	730

Profit before tax	359	254

Underlying profit before tax	359	254

Income
Total income increased by EUR 231 million, or 23.5%, to EUR 1,215 million, driven mainly by a 25.2% increase in the interest result as funds entrusted and the mortgage portfolio continued to demonstrate strong growth. Since the end of June 2005, total funds entrusted grew by EUR 21.1 billion, or 12.0%, to EUR 196.9 billion at the end of June 2006. The residential mortgage portfolio increased by EUR 19.6 billion, or 47.3%, to EUR 61.0 billion, driven by strong growth in Germany, Canada, Spain and Australia. The total interest margin of the ING Direct operations increased in the first six months of 2006 to 0.92%, compared to 0.90% in the first six months of 2005.
Expenses
Operating expenses increased by EUR 156 million, or 23.4%, to EUR 823 million as a result of higher marketing costs and higher expenses to facilitate the continued strong growth of the business, notably in mortgage distribution. The cost/income ratio of ING Direct slightly improved to 67.7% from 67.8% in the first half year of 2005.
Profit before tax
Profit before tax increased by EUR 105 million, or 41.3%, to EUR 359 million from EUR 254 million in the first half year of 2005. All eight ING Direct units reported a profit before tax in the first six months of 2006, with Germany, France and Italy showing strong profit growth. Profit before tax of ING Direct UK rose to EUR 11 million in the first six months of 2006 from a loss of EUR 21 million in the first six months of 2005.

2. ING GROUP CONDENSED CONSOLIDATED INTERIM ACCOUNTS
2.1 Condensed consolidated balance sheet of ING Group as at

	June 30,	December 31,
(in EUR million)	2006*	2005
Assets
Cash and balances with central banks	15,582	13,084
Amounts due from banks	56,275	47,466
Financial assets at fair value through profit or loss	292,787	268,144
Investments	320,476	324,644
Loans and advances to customers	470,077	439,181
Reinsurance contracts	7,026	8,285
Property and equipment	5,821	5,757
Other assets	52,859	52,078

Total assets	1,220,903	1,158,639

Shareholders’ equity (parent)	33,214	36,736
Minority interests	1,809	1,689

Total equity	35,023	38,425

Liabilities
Preference shares	215	296
Subordinated loans	6,726	6,096
Debt securities in issue/other borrowed funds	115,361	113,514
Insurance and investment contracts	258,515	263,487
Amounts due to banks	116,212	122,234
Customer deposits and other funds on deposit	504,674	465,712
Financial liabilities at fair value through profit or loss	146,235	109,868
Other liabilities	37,942	39,007

Total liabilities	1,185,880	1,120,214

Total equity and liabilities	1,220,903	1,158,639

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.2 Condensed consolidated profit and loss account* of ING Group for the six month periods ended

	June 30,	June 30,
(in EUR million)	2006	2005
Income
Interest income banking operations	28,735	19,345
Interest expense banking operations	24,173	15,090

Interest result from banking operations	4,562	4,255
Gross premium income	24,577	22,624
Investment income	5,423	5,479
Commission income	2,176	1,828
Other income	1,416	996

Total income	38,154	35,182

Expenses
Underwriting expenditure	25,107	23,397
Other interest expenses	589	480
Operating expenses	7,100	6,874
Release of/Addition to loan loss provisions	(30)	46
Reversal of other impairments/Other impairments	(2)	3

Total expenditure	32,764	30,800

Profit before tax	5,390	4,382
Taxation	1,190	766

Net profit (before minority interests)	4,200	3,616

Attribution:
Net profit (attributable to shareholders of the parent)	4,020	3,492
Minority interests	180	124

Net profit (before minority interests)	4,200	3,616

	June 30,	June 30,
(in EUR)	2006	2005
Earnings per ordinary share (attributable to shareholders of the parent)	1.86	1.61
Diluted earnings per ordinary share	1.84	1.61

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.3 Condensed consolidated statement of cash flows* of ING Group for the six month periods ended

	June 30,	June 30,
(in EUR million)	2006	2005
Net cash flow from operating activities	12,888	18,127

Investments and advances:
- group companies - associates	(185)	(140)
- available-for-sale-investments	(154,824)	(125,605)
- held-to-maturity-investments		(1,029)
- real estate investments	(287)	(107)
- property and equipment	(231)	(288)
- assets subject to operating lease	(596)	(520)
- investments for the risk of policyholders	(22,135)	(19,677)
- other investments	(84)	(48)
Disposals and redemptions:
- group companies		10
- associates	214	1,153
- available-for-sale investments	135,858	98,699
- held-to-maturity investments	557	183
- real estate investments	196	177
- property and equipment	47	335
- assets subject to operating lease	224	180
- investments for risk policyholders	19,566	15,510
- other investments	25	7

Net cash flow from investment activities	(21,655)	(31,160)

Proceeds from issuance of subordinated loans	865	500
Repayments of subordinated loans		(207)
Borrowed funds and debt securities	7,319	(1,339)
Purchase/Sale of treasury shares	(528)	(178)
Deposits by reinsurers	(181)	200
Issuance of ordinary shares	2	2
Dividends paid	(1,396)	(1,275)

Net cash flow from financing activities	6,081	(2,297)

Net cash flow	(2,686)	(15,330)
Cash and equivalents at beginning of year	3,335	12,280
Effect of exchange-rate changes on cash and equivalents	(504)	349

Cash and equivalents at end of period	145	(2,701)

Cash and equivalents comprises the following items:
Treasury bills and other eligible bills	7,432	14,133
Amounts due from/to banks	(22,869)	(28,249)
Cash and balances with central banks	15,582	11,415

Cash and equivalents at end of period	145	(2,701)

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.4 Condensed consolidated statement of changes in equity* of ING Group for the six month periods ended

	June 30,	June 30,
(in EUR million)	2006	2005
Balance as at January 1	36,736	28,172 (1)

Unrealized revaluations after taxation	(5,215)	3,457
Realized gains/losses transferred to profit and loss	(354)	(276)
Transfer to insurance liabilities/DAC	1,794	(833)
Changes in cash flow hedge reserve	(844)	767
Changes in own shares	(456)	(89)
Exchange rate differences/other	(1,071)	1,895
Total amount recognized directly in equity	(6,146)	4,921

Net profit (attributable to shareholders of the Parent)	4,020	3,492

	(2,126)	8,413

Cash dividend	(1,396)	(1,275)

Balance as at June 30	33,214	35,310

(1)	In finalising the transition to IFRS-EU, certain changes were made to the transition impact included in the January 1, 2005 equity amount that was reported in the June 30, 2005 interim accounts. These changes (EUR 115 million) were insignificant, both individually and in aggregate. For further information refer to the ING Group 2005 Annual Accounts (page 81).

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.5 Notes to the condensed consolidated interim accounts*
2.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2005 Consolidated Annual Accounts of ING Group.
Certain amendments to IAS 19 “Employee Benefits” became effective as of January 1, 2006. Also in the first half of the year, several IFRIC interpretations became effective: IFRIC 4 ‘Determining whether an arrangement contains a lease’; IFRC 8 ‘Scope of IFRS 2’; and IFRIC 9 ‘Reassessment of embedded derivatives’. None of these recent amendments and interpretations have had a material effect on equity or profit for the period. No other new standards became effective in the first half of 2006 and recently issued standards that became effective after June 30, 2006 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2005 Annual Accounts.
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2005 Annual Accounts.
Certain comparative amounts relating to 2005 have been reclassified to conform with the current period presentation.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
2.5.2 Loans and advances to customers by insurance and banking operations

	June 30,	December 31,
(in EUR million)	2006	2005
Insurance operations	37,011	38,467
Banking operations	436,330	404,511

	473,341	442,978
Eliminations	(3,264)	(3,797)

Total	470,077	439,181

2.5.3 (a) Loans and advances to customers by type — banking operations

	June 30,	December 31,
(in EUR million)	2006	2005
Loans to or guaranteed by public authorities	34,647	31,442
Loans secured by mortgages	202,713	181,112
Loans guaranteed by credit institutions	1,965	1,826
Other personal lending	23,215	25,142
Other corporate loans	176,682	168,295

	439,222	407,817
Provision for loan losses	(2,892)	(3,306)

Total	436,330	404,511

*	The June 30, 2006 and 2005 comparative amounts are unaudited

2.5.3 (b) Movements in Provision for loan losses – banking operations

	June 30,	December 31,
(in EUR million)	2006	2005
Opening balance as at January 1	3,313	4,456
Implementation IAS 32/39		(592)
Changes in the composition of the group	3	(4)
Write-offs	(366)	(842)
Recoveries	41	61
(Decrease)/increase in loan loss provision	(30)	88
Exchange differences	(49)	115
Other movements	(13)	31

Closing balance	2,899	3,313

The closing balance is included in:
- amounts due to banks	7	7
- loans and advances to customers	2,892	3,306

	2,899	3,313

2.5.4 Investment income

	Insurance		Banking
	operations		operations		Total
	June 30,		June 30,		June 30,
(in EUR million)	2006	2005	2006	2005	2006	2005

Income from disposal of group companies	4	49	18	415	22	464
Rental income	103	110	61	109	164	219
Change in fair value real estate investments	28	50	21	(1)	49	49
Dividend income	318	281	84	81	402	362
Income from investments in debt securities	3,319	2,697			3,319	2,697
Income from loans	1,087	1,324			1,087	1,324
Realized gains/loss on equity securities	380	112	52	110	432	222
Realized gains/loss on debt securities	(94)	145	59	37	(35)	182
Impairments on equity securities	(10)	(24)	(8)	(21)	(18)	(45)
Impairments on debt securities	5	7			5	7
Impairments on loans	(4)	(2)			(4)	(2)

Total	5,136	4,749	287	730	5,423	5,479

2.5.5 Segment Reporting

	Insurance	Insurance	Insurance	Wholesale	Retail				Total
(in EUR million)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other	Eliminations	Group

June 30, 2006

Total income	8,439	15,247	7,003	3,033	3,028	1,215	286	(97)	38,154

Underlying profit before tax	1,147	941	313	1,498	1,018	359	75		5,351
Divestments	34		15	(10)					39

Profit before tax	1,181	941	328	1,488	1,018	359	75		5,390

June 30, 2005

Total income	8,243	13,391	6,663	3,244	2,832	984	40	(215)	35,182

Underlying profit before tax	995	986	222	1,283	808	254	(463)		4,085
Divestments	10	(47)	3	269	62				297

Profit before tax	1,005	939	225	1,552	870	254	(463)		4,382

2.5.6 Acquisitions and Disposals
In June 2006, ING Group sold its UK brokerage unit Williams de Broë Plc to Evolution Group Plc for EUR 22 million. The loss on disposal for the six month period ended June 30, 2006 was EUR (9) million after tax.
2.5.7 Issuances, repurchases and repayment of debt and equity securities in issue
In March 2006, ING Group issued GBP 600 million in perpetual securities to institutional investors in the United Kingdom. Also in March 2006, ING Group bought back from Aegon N.V., 24,051,039 (depositary receipts) preference A shares in ING at a price of EUR 3.72 per share (EUR 89.5 million) in total.
In April 2006, ING Group issued EUR 1 billion in 10 year senior floating rate bonds and EUR 750 million in fixed rate bonds.
In May 2006, ING Group purchased 4,550,000 of its own shares in the market at an average price of EUR 31.19 in order to adjust its hedging position for employee options. Also in May 2006, ING Bank issued USD 1.25 billion 10 year subordinated Lower Tier II floating rate notes.
In June 2006, ING Group issued EUR 750 million in 5-year floating rate bonds.

3. SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF US GAAP
All references to IFRS-EU in this section refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following information includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
3.1 VALUATION AND INCOME RECOGNITION DIFFERENCES BETWEEN IFRS-EU AND US GAAP
Goodwill
Under IFRS-EU, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is recognized on all acquisitions. When a reporting unit or a business is to be disposed of, goodwill associated with that reporting unit or business is included in the carrying amount of the reporting unit or business in determining the gain or loss on disposal. The difference as at January 1, 2004 may therefore result in differences in results on disposal. In addition, the transition difference may result in differences in impairments in future years. The amount of the transition difference changes due to foreign currency translation effect.
The timing of the recognition of goodwill may be different under IFRS-EU and US GAAP since IFRS-EU requires that contingent consideration be recorded at the date of acquisition, with subsequent adjustments to contingent consideration reflected in goodwill. Under US GAAP, contingent consideration is only recorded when the contingency is resolved and the consideration is issued or becomes issuable.
This item includes intangible assets and related amortization related to acquisitions before January 1, 2004, which under IFRS-EU were charged directly to equity as part of goodwill.
Real estate
Investment property
Under IFRS-EU, investment property is measured at fair value, with changes in fair value recognized in the profit and loss account. No depreciation is recorded. Under US GAAP, investment property is measured at cost less depreciation and impairment. Depreciation is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account.
Property in own use
Under IFRS-EU, property in own use is measured at fair value with changes in fair value recognized in equity. Negative revaluation reserves on a property-by-property basis are charged to the profit and loss account. Subsequent recoveries are recognized as income up to the original cost. Depreciation over the fair value is charged to the profit and loss account. On disposal any revaluation reserve remains in equity and any difference between the carrying amount of the property and the sales price is reported in the profit and loss account. Under US GAAP, property in own use is measured at cost less depreciation and impairment. Depreciation over the cost basis is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account. Impairments are an adjustment to the cost basis and are not reversed on subsequent recovery.
Sale and leaseback
Under IFRS-EU the gains and losses arising from a sale and operating leaseback transaction are recognized immediately, provided the transaction has been concluded at fair value. Under US GAAP, gains on a sale and operating leaseback transaction are generally amortized over the future period of the lease.

Debt securities
Held to maturity investments
Under IFRS-EU, assets designated as held-to-maturity at the date of implementing IFRS-EU (January 1, 2005) were recorded at the amortized cost value as at that date. Under US GAAP, these assets were transferred to held-to-maturity from available-for-sale at the January 1, 2005 fair value. The difference between fair value and amortized cost at January 1, 2005 is amortized over the remaining life. For assets designated as held-to-maturity after January 1, 2005 there is no difference between IFRS-EU and US GAAP.
Effective interest on prepayment sensitive assets
Under IFRS-EU, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for investments in highly-leveraged beneficial interests, the prospective method is used to calculate a new yield. The prospective method discounts projected cashflows to the current carrying amount and utilizes the new yield in future periods. For other prepayment sensitive assets the new yield is calculated using the retrospective method. Under the retrospective method, actual plus projected cashflows are discounted to the original purchase price and the new yield is used to calculate a revised current carrying amount of the asset, with any difference recorded in current period earnings.
Foreign currency translation
Under IFRS-EU, foreign currency translation results on translating the amortized cost of available-for sale debt securities is included in the profit and loss account. The difference between fair value and amortized cost as translated into the functional currency is included in the revaluation reserve in equity. Under US GAAP all foreign currency translation results on available-for-sale debt securities are recognized in shareholders’ equity as part of the fair value adjustment (revaluation reserve).
Impairments
Under IFRS-EU interest related unrealized losses on available-for-sale debt securities, which are fully related to fluctuations in risk free market interest rates, do not result in an impairment loss. Under US GAAP, interest related impairment losses are recognized based on certain factors including the intent and ability to hold the security to recovery.
Reversals of impairments
Under IFRS-EU, prior impairments on debt securities may be reversed if there is an increase in fair value that can be objectively related to a new event. Under US GAAP, impairments on debt securities are not reversed.
Derivatives and hedge accounting
Under IFRS-EU, hedge accounting is applied where possible. Accordingly, under IFRS-EU gains and losses on derivatives are deferred in equity when hedging relationships are designated as cash flow hedges. Adjustments are made to hedged items when hedging relationships are designated as fair value hedges. Under US GAAP, the Group has opted to not apply hedge accounting subject to items specifically designated as a hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges are marked-to-market through the income statement and no adjustments to hedged items are recognized.

Fair value option
Under IFRS-EU, certain financial instruments are designated as “at fair value through profit and loss”. For US GAAP, these financial instruments are reported as either available-for-sale instruments with movements in fair value recognized in shareholders’ equity or as loans and receivables which are carried at amortized cost.
Deferred acquisition costs
Under IFRS-EU, acquisition costs of certain life insurance business involving the receipt of regular premiums are recognized and amortized to the profit and loss account in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums. For universal-life type contracts, investment contracts and for participating individual life insurance contracts, deferred acquisition costs are amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change. Both under IFRS-EU and US GAAP deferred acquisition costs are adjusted, where applicable, (through equity) to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. However, the amounts may be different due to differences in underlying accounting principles.
Provision for insurance liabilities
Both under IFRS-EU and US GAAP, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. The difference between IFRS-EU and US GAAP primarily concerns the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments. Adequacy testing of the provisions for life policy liabilities, net of unamortized policy acquisition costs and value of business acquired, is performed similarly under both IFRS-EU and US GAAP. A reserve inadequacy (under US GAAP: a “premium deficiency”) exists if the life policy liabilities plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs and value of business acquired. Reserve strengthening is recognised as an additional provision for insurance liabilities under IFRS-EU. Premium deficiencies are recognised under US GAAP as an adjustment to the current year’s value of business acquired, or if the deficiency is greater than the value of business acquired, it is recognised as a decrease in deferred acquisition costs and then as an increase in the provision for life policy liabilities. Based on the differences in the life policy liabilities under IFRS-EU and US GAAP and the different confidence levels used in reserve adequacy testing, a premium deficiency may be recognised differently under US GAAP.
Furthermore, a shadow premium deficiency may arise under US GAAP when unrealised investment gains related to available-for-sale securities are included in the US GAAP adequacy testing as if the gains had been realised. This results in an adjustment to equity for any shadow premium deficiency calculated and an adjustment to the current year’s value of business acquired, deferred acquisition costs, or provision for life policy liabilities as above. This adjustment is recorded under US GAAP but is not recorded for IFRS-EU purposes.
Investment contracts
Under IFRS-EU, certain contracts that do not contain significant insurance risk are measured and presented as financial instruments and not as insurance contracts. Under US GAAP, these contracts are measured and presented as insurance contracts.
Deferred profit sharing
Under IFRS-EU, a deferred policyholder profit sharing liability is established for the realised and unrealised investment results allocated to insurance contracts with discretionary participation or with a legal/constructive obligation to share investment results with policyholders. Under US GAAP, such deferred liability is only recognised for legal obligations.
Employee benefits
Unrecognized actuarial gains and losses. Under IFRS-EU, all previously unrecognized actuarial gains and losses were charged to equity at

January 1, 2004. Under US GAAP, no reset of actuarial gains and losses was applied at January 1, 2004.
Accumulated benefit obligation in excess of the fair value of the plan assets
Under US GAAP, an additional liability is recognized immediately in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets and that exceeds the amount of the recorded unfunded accrued pension cost. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future salary increases. Under IFRS-EU, such additional liability is not recognized.
Equity instruments
Under IFRS-EU, instruments with the legal form of equity but with fixed or determinable repayments or dividends are classified as ‘liabilities’. Under US GAAP, these instruments are classified as ‘equity’.
Provision for restructuring
Under IFRS-EU, certain restructuring costs relating to employee terminations are recognized when a restructuring plan has been announced. Under US GAAP, liabilities related to termination benefits are recognized when incurred. Employee termination costs are generally considered to be incurred when certain criteria have been met and the plan has been communicated to employees (communication date). Liabilities are recognized on the communication date unless further service (beyond a minimum retention period) is required from the employee in which case costs are recognized as benefits are earned.
Associates and other equity investments
Differences arise between US GAAP and IFRS-EU for associates for which equity accounting is applied due to underlying differences between IFRS-EU and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
Loan loss provisioning
Under IFRS-EU, loan loss provisions are determined under a revised methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS-EU methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of credit risk assessment which were not considered on an individual basis. Accordingly, the alignment of US GAAP reporting with the change in estimation process on adoption of IFRS-EU in 2005 has resulted in a release of EUR 609 million (before tax) of the provision through the 2005 US GAAP profit.
Taxation
Under IFRS-EU the tax charge is normalized during the year by applying the expected annual effective tax rates. Under US GAAP, the tax charge is also normalized, however certain items are required to be recognized in the quarter in which they occur instead of being normalized. There is no impact on an annual basis.
The impact of changes in tax rates result from fluctuations in certain tax jurisdictions’ tax rates, as well as from changes in organizational structure, which result in changes in tax regimes with different tax rates. Under IFRS-EU, the impact of changes in tax rates which are applied to temporary differences which were initially established through the revaluation reserve are also reflected through the revaluation reserve. Under US GAAP, the effect of changes in tax rates are reported in net income.
A tax difference arises between IFRS-EU and US GAAP from the tax effect of the IFRS-EU and US GAAP reconciling adjustments.
Other
Other includes the effect of certain other differences between IFRS-EU and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity and net profit for the period.

3.2 RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET PROFIT TO US GAAP

	Shareholders’ equity		Net profit
	June 30,	December 31,	June 30,	June 30,
(in EUR million)	2006	2005	2006	2005
Amounts in accordance with IFRS-EU	33,214	36,736	4,020	3,492
Adjustments in respect of:
Goodwill	3,680	3,837	(53)	(343)
Real estate	(2,014)	(1,899)	(112)	(47)
Debt securities	355	397	43	(49)
Valuation of equity securities Derivatives and hedge accounting	140	590	(1,099)	907
Fair value option	60	155	33	(74)
Deferred acquisition costs and value of business acquired	128	(687)	(50)	(24)
Provision for insurance liabilities	444	277	196	(35)
Deferred profit sharing	887	2,691	(20)	(13)
Employee benefits	541	593	(69)	(53)
Equity instruments	215	296	10	7
Provision for restructuring	68	119	(52)	(31)
Associates and other equity investments	(1,335)	(1,115)	(188)	(126)
Loan loss provisioning				609
Other	9		(21)	(26)

Subtotal	3,178	5,254	(1,382)	702

Taxation	57	493	(605)	362
Minority interests in adjustments (after tax)	135	122	(4)	21

Total adjustments after tax	3,256	4,883	(781)	361

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	36,470	41,619	3,239	3,853

Cumulative effect of changes in accounting principles				(47	)(1)

Amounts in accordance with US GAAP	36,470	41,619	3,239	3,806

(1)	The cumulative effect of changes in accounting principles in the six months period ended June 30, 2005 is the effect from the change in the method of accounting for real estate in the course of construction.
3.3 NET PROFIT PER SHARE

	June 30,	June 30,
(in EUR million, except for amounts per share)	2006	2005
Net profit determined in accordance with IFRS-EU	4,020	3,492
Reconciling adjustments to net profit US GAAP	(781)	361

Net profit determined in accordance with US GAAP (excluding effects of changes in accounting principles)	3,239	3,853

Net profit determined in accordance with US GAAP (including effects of changes in accounting principles) (1)	3,239	3,806

Weighted average ordinary shares outstanding	2,156.1	2,172.9

Basic earnings/(loss) per share:
IFRS-EU	1.86	1.61
US GAAP (excluding effects of changes in accounting principles)	1.50	1.77
US GAAP (including effects of changes in accounting principles) (1)	1.50	1.75

(1)	The effect of changes in accounting principles is EUR (47) million for six months ended June 30, 2005, as explained in Note 3.2

3.4 RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS
Recently adopted accounting pronouncements
FAS 154
Effective January 1, 2006, ING Group adopted Financial Accounting Standard SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). This statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections.
It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principles. The adoption of SFAS 154 did not have a material impact on ING Group’s US GAAP shareholders’ equity and net profit.
EITF 04-05
In June 2005, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights”. EITF 04-05 provides guidance on determining when a general partner should or should not consolidate a limited partnership in light of certain rights held by the limited partners. EITF 04-05 was effective after June 29, 2005 for all newly formed limited partnership agreements and for any pre-existing limited partnership agreements that were modified after that date. For all other limited partnership agreements existing as of June 29, 2005 that remained unmodified, EITF 04-05 required adoption by January 1, 2006. The adoption of the provisions of EITF 04-05 did not have a material impact on ING Group’s US GAAP shareholders’ equity and net profit.
FSP 115-1
In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other-than-temporary impairments of EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”; carries forward the disclosure requirements included in the EITF 03-01 which have been effective and applied by ING Group since December 31, 2003; supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”; and references existing other-than-temporary impairment guidance including FAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SEC Staff Accounting Bulletin Topic 5M, “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities”. As required by FSP 115-1, ING Group adopted this guidance on a prospective basis and recognized interest related impairment losses of EUR 57 million in the first six months of 2006 for other-than-temporary impairments.
New Accounting pronouncements
FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. This interpretation is effective for fiscal years beginning after December 15, 2006. ING will adopt FIN 48 on January 1, 2007. Management is currently evaluating the impact of FIN 48 on ING.
Exposure draft on pension accounting
In March 2006, the FASB issued the exposure draft “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The exposure draft requires balance sheet recognition of the funded status of defined benefit postretirement plans, including pension plans. The exposure draft also requires that plan assets and obligations are measured as of the date of their financial statements. A final standard is expected to be issued during the second half of 2006 and is expected to be effective December 31, 2006. The underfunded status of the Group plans as of December 31, 2005, was EUR 3,809 million.
3.5 ADDITIONAL INFORMATION REQUIRED UNDER US GAAP
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS-EU unless it specifically states that it is based on US GAAP.
(a) Investment portfolio impairments and unrealized losses
The following tables show the (amortized) cost, the gross unrealized gains and losses and fair value of ING’s investments in marketable securities aggregated by type of security at June 30, 2006 and for the year ended December 31, 2005. The debt and equity securities consist of investments with various issuers over several industry and geographical sectors. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans.

		Gross	Gross
		unrealized	unrealized
(in EUR million)	Amortized cost	gains	losses	Fair value
June 30, 2006
Debt securities held-to-maturity	18,311	65	251	18,125
Debt securities available-for-sale:
- Dutch Government	6,887	218	13	7,092
- Foreign Government	94,786	2,872	903	96,755
- Corporate debt securities	78,666	961	1,366	78,261
- Asset-backed securities	95,368	296	1,998	93,666
- Other	9,676	125	225	9,576

Sub-total debt securities available-for-sale	285,383	4,472	4,505	285,350

Equity securities available-for-sale	11,925	5,051	161	16,815

Total	315,619	9,588	4,917	320,290

		Gross	Gross
	Amortized	unrealized	unrealized
(in EUR million)	cost	gains	losses	Fair value
December 31, 2005
Debt securities held-to-maturity	18,937	537	8	19,466
Debt securities available-for-sale:
- Dutch Government	6,931	603		7,534
- Foreign Government	93,867	6,681	201	100,347
- Corporate debt securities	81,475	2,220	489	83,206
- Asset-backed securities	88,235	606	1,029	87,812
- Other	10,151	281	90	10,342

Sub-total debt securities available-for-sale	280,659	10,391	1,809	289,241

Equity securities available-for-sale	11,422	5,134	90	16,466

Total	311,018	16,062	1,907	325,173

The following table shows the duration of unrealized losses that are not deemed to be other–than–temporarily impaired as at 30 June 2006 and for the year ended December 31, 2005 broken down by type of security and by the period of time for which the fair value was below cost price:

		Between
	Less than	6 and 12	More than
	6 months	months	12 months
(in EUR million)	below cost	below cost	below cost	Total
June 30, 2006
Debt securities held-to-maturity	165	85	1	251

Debt securities available-for-sale:
- Dutch Government	13			13
- Foreign Government	629	141	133	903
- Corporate debt securities	473	564	329	1,366
- Asset-backed securities	512	612	874	1,998
- Other	58	93	74	225

Sub-total debt securities available-for-sale	1,685	1,410	1,410	4,505

Equity securities available-for-sale	89	26	46	161

Total	1,939	1,521	1,457	4,917

		Between
	Less than	6 and 12	More than
	6 months	months	12 months
(in EUR million)	below cost	below cost	below cost	Total
December 31, 2005
Debt securities held-to-maturity	7	1		8

Debt securities available-for-sale:
- Dutch Government - Foreign Government	56	26	119	201
- Corporate debt securities	210	117	162	489
- Asset-backed securities	347	232	450	1,029
- Other	28	14	48	90

Sub-total debt securities available-for-sale	641	389	779	1,809

Equity securities available for sale	47	13	30	90

Total	695	403	809	1,907

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. The impairment review focuses on issuer specific developments regarding the financial condition of the issuer, taking into account the Group’s intent and ability to hold the securities with unrealized losses as at year-end until anticipated full recovery. Other factors considered in determining whether the assets are impaired include the evaluation of the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.
In accordance with Group policy, an impairment of EUR 18 million and EUR 50 million, for June 30, 2006 and 2005 respectively, for both IFRS-EU and US GAAP was recognized for unrealized losses related to equity securities classified as available-for-sale that had a significant or prolonged decline in fair value below cost.
Further for US GAAP an additional impairment of EUR 57 million was recognized relating to available-for-sale debt securities with unrealized losses for which it was determined that the Group as at June 30, 2006 did not have the intent to hold the securities until anticipated full recovery.
The Group has determined that the remaining unrealized losses on the company’s investments in debt securities and equity securities at June 30, 2006, are temporary in nature.
The Group does not consider the securities with unrealized losses for over 12 months as of June 30, 2006 to be impaired, due to one, or a combination, of the following factors:
-	the market values of securities are only insignificantly lower than the cost price

-	the unrealized loss arose due to changes interest rates, however this has not effected the expected future cash flows and the Group has the intent and ability to hold these securities to anticipated full recovery, or

-	the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been lowered, reducing the market value of their securities.
Under IFRS, if, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the profit and loss account. Under US GAAP impairments may not be reversed in future periods.
Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account under both IFRS and US GAAP.
(b) Goodwill
ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication of impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments. During the six month period ended June 30, 2006 ING Group evaluated the reporting units within the reporting segments and determined that Taiwan within the Insurance Asia/Pacific segment, which was previously aggregated will be classified as a separate reporting unit. The change has not affected the outcome of the goodwill impairment review as at June 30, 2006
The annual goodwill impairment test is performed in two steps:
In Step 1, ING Group determines the fair value of each reporting unit and compares this fair value to the carrying amount of the reporting unit. If that carrying amount exceeds the calculated fair value, ING Group is required to perform Step 2 of the goodwill impairment test.
In Step 2, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit in a manner similar to a purchase price allocation, in accordance with FAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill that is compared to the carrying value of goodwill. Goodwill impairment is recorded to the extent that carrying value of goodwill exceeds the calculated implied fair value of goodwill.
There is no indication that goodwill is impaired as of June 30, 2006. The outcome of the goodwill impairment test for the year ended December 31, 2005 is discussed below.
The goodwill for the reporting unit Latin America primarily relates to SulAmérica. The 49% interest in SulAmérica was acquired in 2002 and is accounted for under the equity method under IFRS-EU. In 2005, a valuation was performed on the business to determine the extent of future capital requirements of the Brazilian joint venture. The valuation incorporates continued deterioration of the health business and further worsening of the claims payment experience. Based on this study, the valuation was below the carrying value, supporting an impairment of EUR 311 million in 2005 to write-off all remaining goodwill for SulAmérica.The impairment charge had no impact on net income under IFRS since the goodwill relates to an acquisition prior to January 1, 2004 and was therefore not capitalized under IFRS.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By:	/s/ C. Maas

C. Maas
Chief Financial Officer

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance
Dated: September 26, 2006